

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2014

Via E-mail
Mr. Richard A. Bierly
Chief Financial Officer
Medivation, Inc.

525 Market Street, 36th Floor
San Francisco, CA 94105

> **Re:**   **Medivation, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 27, 2014**
> **Form 10-Q for the Quarterly Period Ended September 30, 2014**
> **Filed November 6, 2014**
> **File No. 001-32836**

Dear Mr. Bierly:

        We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

        After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2013
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Collaboration Revenue, page 60

1. Please provide us proposed disclosure to be included in future periodic reports that discloses, for each period presented, the key factors driving the increase in collaboration revenue attributable to XTANDI sales. Please address the following:
   - Separately disclose the increase in sales due to changes in price and changes in volume and the expected effect, if any, of these trends on future results of operations;
   - The change in net sales due to changes in prior period estimates of deductions from gross sales; and

- Any material changes in customer inventory levels and the impact of these changes on future sales.

2. Although you disclose the aspects of health care reform legislation that affect the company, you do not quantify its impact on your financial statements. In this regard, please provide us proposed disclosure to be included in MD&A in future periodic reports indicating the amount of the reduction to net sales for each period presented, as applicable, for the increased Medicaid rebate and for additional rebate associated with the Medicare Part D "donut hole." Finally, if you believe that the expected effects of health care reform legislation in 2014 and beyond will be materially different than the 2013 trends, include the expected effects in the proposed revised disclosure.

Form 10-Q for the Quarterly Period ended September 30, 2014
Note 12. Commitments and Contingencies
(d) Research and License Agreement, page 20

3. Please provide us proposed disclosure to be included in future periodic reports which discloses the aggregate amount of future milestone payments you could pay under the Research and License Agreement with OncoFusion Therapeutics, Inc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to these filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant